Filed pursuant to Rule 425 under the Securities Exchange Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 (b) of the Securities

Exchange Act of 1934, as amended.

Filing Person: Carey Watermark Investors 2 Incorporated

Subject Company: Carey Watermark Investors Incorporated

Form S-4 File No.: 333-235428

NEW YORK, March 18, 2020 — Carey Watermark Investors 1 Incorporated (CWI® 1) and Carey Watermark Investors 2 Incorporated (CWI® 2), (collectively, the companies) each announced today that the companies temporarily suspended distributions due to the reduced travel and lodging demand and related financial impact resulting from the global novel coronavirus (COVID-19) pandemic.

Consistent with that being experienced throughout the U.S. lodging industry, to date, the companies have experienced significant cancellations of individual rooms and group bookings and expect that they may continue to do so until the spread of the virus, or the fear of the spread, subsides. In addition, government-imposed restrictions on travel and large gatherings have adversely affected the performance of the companies’ hotels in affected areas.

In addition to suspending distributions, the companies are modifying operations and implementing cost reduction plans across their hotels, including:

•                  implementing detailed cost-cutting contingency plans to eliminate variable costs at each hotel, including both major and minor cost elimination and efficiency measures;

•                  temporarily suspending operations at select restaurants, spas and other outlets where there is insufficient demand to sustain operations on a commercial basis;

•                  renegotiating property vendor contracts and payment terms by management companies; and

•                  postponing certain capital expenditure projects.

“We remain committed to creating value for our shareholders over the long-term. Due to the rapid acceleration of the coronavirus and the uncertainty of its magnitude and duration, we believe it is prudent to preserve our cash during this unprecedented time,” said Michael Medzigian, CEO of CWI 1 and CWI 2. “We are working closely with our hotel management partners on contingency planning to reduce operating costs and believe the impact of the coronavirus will be temporary.”

Mr. Medzigian further said, “We believe the strategic rationale for the merger of CWI 1 and CWI 2 becomes even more compelling. As a combined company with a more simplified structure and larger balance sheet with greater financial flexibility, we believe our ability to grow profitability improves. We are experiencing a significant issue that may last a while, but we remain steadfast in our belief that the high-quality assets that comprise our portfolios will be resilient through this period in our history.”

In January 2020, the companies filed a Joint Proxy Statement/Prospectus in connection with a proposed merger combining the two companies to create Watermark Lodging Trust (WLT), a lodging REIT with increased scale and operating efficiencies led by an internal management team with a distinctive record of stockholder value creation. Each of the Boards of Directors of CWI 1 and CWI 2 and their respective committees of independent directors have affirmed their support of the proposed transaction.

About Carey Watermark Investors 1 Inc. and Carey Watermark Investors 2 Inc.

Carey Watermark Investors 1 Incorporated (CWI® 1) and Carey Watermark Investors 2 Incorporated (CWI® 2) are publicly registered real estate investment trusts (REITs) that were formed to make investments primarily in the lodging and lodging-related sectors and in recent years have been one of the largest and most active investors in the lodging industry. Affiliates of W. P. Carey Inc. and Watermark Capital Partners advise CWI 1 and CWI 2 and manage their overall portfolios. www.careywatermark.com www.careywatermark2.com

www.careywatermark.com

www.careywatermark2.com

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CWI 2 or CWI 1 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. The forward-looking statements include but are not limited to statements regarding: projections as to the anticipated benefits of the proposed transaction; the ability to close the proposed transaction; the strategic rationale and transaction benefits; the combined company’s corporate strategy and capital structure; the ability to execute future liquidity transactions including a public listing or initial public offering; and estimated or future economic performance and results, including the amount and timing of any future cost savings, synergies, dividends, profitability, distribution coverage, reduction of indebtedness, asset sales and estimated future growth.

The statements are based on the current expectations, estimates, assumptions and projections of CWI 2’s and CWI 1’s management. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on CWI 2’s or CWI 1’s business, financial condition, liquidity, results of operations, earnings metrics, FFO metrics, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect our future results, performance, achievements or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in these forward-looking statements is included in CWI 2’s and CWI 1’s filings with the SEC from time to time, including but not limited to those described in the Joint Proxy Statement/Prospectus dated January 13, 2020, in Item 1A. Risk Factors in CWI 2’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 12, 2020, and in Item 1A. Risk Factors in CWI 1’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 15, 2019. Moreover, because CWI 2 and CWI 1 operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this filing, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, CWI 2 and CWI 1 do not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, and there shall not be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the federal securities laws. CWI 2 filed a Registration Statement on Form S-4 with the SEC, which was declared effective on January 13, 2020, and CWI 1 and CWI 2 mailed the Joint Proxy Statement/Prospectus and other relevant documents to their security holders in connection with the proposed transaction on January 16, 2020.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY CWI 2 AND CWI 1 IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN

IMPORTANT INFORMATION ABOUT CWI 2, CWI 1 AND THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors and security holders are able to obtain these materials and other documents, free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge at CWI 2’s website (http://www.careywatermark2.com) or CWI 1’s website (http://www.careywatermark.com).

Participants in the Proxy Solicitation

Information regarding CWI 2’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 2 on January 13, 2020, in connection with its special meeting of stockholders, and information regarding CWI 1’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 1 on January 13, 2020.